Exhibit 3.1

MILLENNIUM BANKSHARES CORPORATION

AMENDMENT TO BYLAWS

(Adopted September 15, 2005)

Article II, Section 1 of the Bylaws of Millennium Bankshares Corporation is amended by deleting the second sentence of the first paragraph of Article II, Section 1 and inserting the following in place thereof:

“The number of directors shall be eleven (11), which number may be increased or decreased from time to time by amendment of these Bylaws.”